Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Variant Alternative Lending Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$4,123,582.00	0.0001381	$569.47

Total Transaction Valuation:		$4,123,582.00
Total Fees Due for Filing:				$569.47
Total Fees Previously Paid:
Total Fee Offsets:				0.00
Net Fee Due:				$569.47

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Offering Note(s)

(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 162,415 Shares (approximately 5.00% of the net assets of the Fund as September 30, 2025) based on a net asset value per Share as of close of business on October 15, 2025 of $25.50.